UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 28, 2005

Commission File Number: 000-30858

Nettron.com, Inc. ———————————————————————————————————
(Translation of registrant’s name into English)

Alberta ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Suite 208 828 Harbourside Drive North Vancouver, BC V7P 3R9
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [x] Yes [ ] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-4972

1. Nettron.com, Inc on February 28, 2005 has filed Exhibits 99.1 to 99.5
(inclusive) with the applicable Canadian securities regulators and the shareholders that appear on its Supplemental List of Shareholders. The Exhibits
make-up the Company’s quarterly report to shareholders for the three-month period ended December 31, 2004 and the fiscal year to that date.

2. To correct an administrative error where the Company negelcted to file a
6-K on November 29, 2004 concurrent with the Canadian filing of its September
30, 2004 quarterly report to shareholders, Nettron.com, Inc has filed Exhibits
99.6 to 99.91 (inclusive). The Exhibits make-up the Company’s quarterly report to shareholders for the three-month period ended September 30, 2004 and the fiscal year to that date.

3. To correct an administrative error where the Company neglected to file a
6-K on August 20, 2004 concurrent with the Canadian filing of its June 30, 2004 quarterly report to shareholders, Nettron.com, Inc has filed Exhibits 99.92 to
99.96 (inclusive). The Exhibits make-up the Company’s quarterly report to shareholders for the three-month period ended June 30, 2004 and the fiscal year to that date.

NOTE- all of the Company's filings are available at the Canadian public disclosure website www.sedar.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nettron.com, Inc.

Date: February 28, 2005	By:	Douglas E. Ford
	Name:	Douglas E. Ford
	Title:	Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	Cover Letter 12-31-04
99.2	Financial Statements 12-31-04
99.3	Management's Discussion and Analysis 12-31-04
99.4	Certification of Interim Filing - Acting CEO
99.5	Certification of Interim Filing - Acting CAO
99.6	Cover Letter 9-30-04 Report
99.7	Financial Statements 9-30-04
99.8	Management's Discussion and Analysis 9-30-04
99.9	Certification of Interim Filing - Acting CEO
99.91	Certification of Interim Filing - Acting CAO
99.92	Cover Letter 6-30-04 Report
99.93	Financial Statements 6-30-04
99.94	Management's Discussion and Analysis 6-30-04
99.95	Certification of Interim Filing - Acting CEO
99.96	Certification of Interim Filing - Acting CFO